STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

First: The name of the limited liability company is Forte Series A LLC

Second: The address of its registered office in the State of Delaware is 108 W. 13th Street, Suite 100 in the City of Wilmington. Zip code 19801. The name of its Registered agent at such address is Vcorp Agent Services, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is ________.")

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 3rd day of December , 2024.

By: Shauzab Ladha

Authorized Person (s)

Name: shauzab Iadha